UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____ August 5, 2009 _____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition**

On August 5, 2009, Integrys Energy Group, Inc. will issue a news release reporting its financial results for the quarter ended June 30, 2009. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on August 6, 2009 to discuss the 2009 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   **Financial Statements and Exhibits.**

       (a)   Not applicable.

       (b)   Not applicable.

       (c)   <u>Exhibits</u>. The following exhibit is being filed herewith:

                 99.1   News Release dated August 5, 2009 reporting Integrys Energy Group, Inc. financial results for the quarter ended June 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President and Chief Financial Officer

Date: August 5, 2009

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated August 5, 2009

Exhibit
Number

99.1   News Release dated August 5, 2009 reporting Integrys Energy Group, Inc. financial results
          for the quarter ended June 30, 2009



Exhibit 99.1

integrys™

Integrys Energy Group, Inc.

NEWS RELEASE

For Immediate Release
August 5, 2009

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

Integrys Energy Group, Inc. Reports 2009 Second Quarter Financial Results

Chicago – August 5, 2009 – Integrys Energy Group, Inc. (NYSE: TEG) recognized net income attributed to common shareholders on a GAAP (generally accepted accounting principles) basis of $34.7 million ($0.45 diluted earnings per share) for the quarter ended June 30, 2009, compared with net income attributed to common shareholders on a GAAP basis of $24.1 million ($0.31 diluted earnings per share) for the quarter ended June 30, 2008.

Second quarter 2009 net income attributed to common shareholders of $34.7 million included $14.4 million of certain after-tax items, consisting of $26.3 million of after-tax non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services, Inc., partially offset by $11.9 million of after-tax expenses related to restructuring activities at Integrys Energy Services. Second quarter 2008 net income attributed to common shareholders of $24.1 million included $9.1 million of after-tax non-cash losses related to derivative and inventory accounting activities at Integrys Energy Services, and a $6.5 million after-tax non-cash goodwill impairment loss related to the natural gas utility segment. Exclusive of these certain after-tax items recognized in the second quarters of 2009 and 2008, Integrys Energy Group's earnings would have decreased quarter-over-quarter, to net income attributed to common shareholders of $20.3 million ($0.26 diluted earnings per share) for the quarter ended June 30, 2009, from net income attributed to common shareholders of $39.7 million ($0.52 diluted earnings per share) for the quarter ended June 30, 2008.

"Our core utility operations continue to perform well, despite the recessionary economic environment," said Charles Schrock, President and Chief Executive Officer of Integrys Energy Group. "We are executing our strategy to strengthen our balance sheet through the Integrys Energy Services divestiture, and the Integrys Energy Services of Canada Corp. transaction announced in July will result in a roughly $300 million reduction in our collateral support requirements. Long-term growth will be driven by our core regulated utilities, as we make operational improvements and complete rate cases, and as the Integrys Energy Services divestiture activity enhances our ability to fund regulated investment opportunities."

Highlights:

- Financial results at the natural gas utility segment improved 55.9% quarter-over-quarter, primarily related to a $6.5 million after-tax non-cash goodwill impairment loss recorded in the second quarter of 2008.

- Quarter-over-quarter, net income attributed to common shareholders at the electric utility segment increased 13.4%, driven by additional revenues recorded to generate the residential and small commercial and industrial margins approved in the 2009 rate case (i.e. – decoupling), higher margin from wholesale customers, and an increase in retail electric rates, partially offset by the negative impact on earnings of lower electric sales volumes to residential and commercial and industrial customers.

- Net income attributed to common shareholders in the amount of $11.4 million was recognized at Integrys Energy Services during the second quarter of 2009, representing a 26.7% increase over the same quarter in 2008. Higher earnings were primarily driven by non-cash accounting gains generally due to the partial recovery of non-cash accounting losses related to derivative fair value and inventory valuation adjustments recorded in prior periods, as well as an increase in realized retail electric margins, partially offset by a decrease in realized natural gas margins, restructuring expenses recorded in the second quarter of 2009, and higher quarter-over-quarter operating and maintenance expense.

Details regarding Integrys Energy Group's financial results for the quarters ended June 30 are as follows:

Integrys Energy Group's GAAP Results (Millions, except per share amounts)	2009	2008	Change
Net income attributed to common shareholders	$34.7	$24.1	44.0%
Basic earnings per share	$0.45	$0.31	45.2%
Diluted earnings per share	$0.45	$0.31	45.2%
Average shares of common stock			
Basic	76.8	76.6	0.3%
Diluted	76.8	76.9	(0.1%)

Significant factors impacting the change in earnings and earnings per share were as follows:

- A net loss of $4.1 million was recognized at the regulated natural gas utility segment during the second quarter of 2009, compared with a net loss of $9.3 million recognized during the same quarter in 2008. The $5.2 million decrease in the net loss was driven by:

    - A non-cash after-tax goodwill impairment loss of $6.5 million recorded in the second quarter of 2008 related to North Shore Gas Company.

    - An approximate $3 million ($1.8 million after-tax) net positive quarter-over-quarter impact on margin as a result of rates, primarily related to rate increases at Michigan Gas Utilities Corporation and Minnesota Energy Resources Corporation.

Partially offsetting the above increases:

- Operating and maintenance expenses increased $3.3 million ($2.0 million after-tax), primarily related to a $3.1 million ($1.9 million after-tax) increase in pension and other postretirement expenses and a $3.0 million ($1.8 million after-tax) increase in injuries and damages expense, partially offset by a $3.1 million ($1.9 million after-tax) reduction in bad debt expense. The reduction in bad debt expense was driven by an average 57% decrease in the per-unit cost of natural gas sold by the natural gas utilities in the second quarter of 2009, compared with the same quarter in 2008.

- A 12.1% decrease in natural gas throughput volumes, attributed to the negative impact of the general economic slowdown, drove an approximate $2 million ($1.2 million after-tax) negative quarter-over-quarter impact on the natural gas utility segment margin. This quarter-over-quarter decrease in margin included the impact of decoupling mechanisms that were first effective for The Peoples Gas Light and Coke Company (Peoples Gas) and North Shore Gas on March 1, 2008, and for Wisconsin Public Service on January 1, 2009. Under decoupling, these utilities are allowed to defer the difference between the actual and rate case authorized delivery charge components of margin from certain customers and adjust future rates in accordance with rules applicable to each jurisdiction. The decoupling mechanism for Wisconsin Public Service's natural gas utility includes an annual $8.0 million pre-tax ceiling for the deferral of any excess or shortfall from the rate-case authorized margin. Approximately $3 million of additional revenues were recognized due to a shortfall from the rate-case authorized margin during the six months ended June 30, 2009.

- During the second quarter of 2009, the regulated electric utility segment recognized net income attributed to common shareholders of $22.9 million, compared with net income attributed to common shareholders of $20.2 million during the same quarter in 2008. The $2.7 million change was driven by:

  - An approximate $5 million ($3.0 million after-tax) increase in margin from wholesale customers related to an increase in contracted sales volumes with a large existing customer and an increase in demand charges to wholesale customers to recover costs related to the Weston 4 generation plant.

  - An approximate $4 million ($2.4 million after-tax) increase in margin from the effect of the July 4, 2008 fuel surcharge that was incorporated into Wisconsin Public Service's 2009 non-fuel base retail electric rates.

- Electric utility earnings related to residential and commercial and industrial customers increased $4 million ($2.4 million after-tax) during the quarter ended June 30, 2009, compared with the same quarter in 2008. This quarter-over-quarter impact on the electric utility margin included the impact of a decoupling mechanism that first became effective for Wisconsin Public Service on January 1, 2009. Under decoupling, Wisconsin Public Service is allowed to defer the difference between its actual margin and the rate case authorized margin recognized from residential and small commercial and industrial customers. In the second quarter of 2009, the difference between the actual and authorized margin was approximately $8 million ($4.8 million after-tax); therefore, Wisconsin Public Service recognized a regulatory asset under decoupling for this difference. Sales volumes related to all electric residential and commercial and industrial customers declined 5.2% quarter-over-quarter, resulting in an approximate $4 million ($2.4 million after-tax) negative impact on margin, attributed to the general economic slowdown. It is important to note that the rate order for this four-year pilot program for electric decoupling has an annual $14.0 million pre-tax ceiling for the deferral of any excess or shortfall from the rate-case authorized margin. This ceiling was reached in the second quarter of 2009; therefore, no additional decoupling deferral can be recorded if there are any additional shortfalls from authorized margin for the remainder of the year.

- Partially offsetting the above increases was a $2.0 million after-tax increase in electric maintenance expense and a $1.2 million after-tax increase in pension and other postretirement costs. The increase in electric maintenance expense was driven by major planned outages at the Weston 4 generation plant and the Pulliam generation plant in the second quarter of 2009, compared with fewer planned outages during the same period in 2008.

- Net income attributed to common shareholders at Integrys Energy Services increased $2.4 million, from earnings of $9.0 million for the quarter ended June 30, 2008, to earnings of $11.4 million for the same quarter in 2009, driven by:

  - A $35.4 million after-tax increase in Integrys Energy Services' margin quarter-over-quarter related to non-cash activity, due to a $63.7 million after-tax increase related to non-cash activity associated with natural gas operations, partially offset by a $28.3 million after-tax decrease related to non-cash activity associated with electric operations. An overview of this non-cash activity is provided below.

    Non-cash natural gas operations:

    The market price of natural gas declined modestly in the second quarter of 2009, decreasing approximately 1% from March 31, 2009 to June 30, 2009, driving additional negative after-tax non-cash lower-of-cost-or-market inventory adjustments of $4.2 million for the quarter ended June 30, 2009. These lower-of-cost-or-market adjustments were required to reflect natural gas in storage at June 30, 2009 at its net realizable value, as required by GAAP. Quarter-over-quarter, the natural gas withdrawn from storage and sold to customers had a $32.6 million lower cost basis as a result of lower-of-cost-or-market adjustments recorded in prior periods. Overall, the recovery of prior period lower-of-cost-or-market adjustments related to natural gas storage withdrawals (net of the additional $4.2 million of lower-of-cost-or-market adjustments recorded during the quarter) drove a $28.4 million after-tax quarter-over-quarter increase in the non-cash natural gas margin.

Integrys Energy Services' natural gas margin was positively impacted by a $35.3 million after-tax quarter-over-quarter decrease in non-cash unrealized losses related to derivative instruments. The required fair value adjustments primarily related to changes in the fair market value of contracts utilized to mitigate market price risk associated with certain natural gas storage contracts, as well as basis swaps utilized to mitigate market price risk associated with natural gas transportation contracts and certain natural gas sales contracts. Earnings volatility results from the application of derivative accounting rules to the transactions used to mitigate price risk (requiring that these derivative instruments be reflected at fair market value), without a corresponding offset related to the physical natural gas storage contracts, the natural gas transportation contracts, or the natural gas sales contracts (as these contracts are not considered derivative instruments). Therefore, there is no gain or loss recognized on the natural gas storage contracts (unless the inventory underlying these storage contracts becomes subject to lower-of-cost-or-market adjustments, as was the case in the second quarter of 2009), the transportation contracts, or the customer sales contracts until physical settlement of these contracts occurs.

Non-cash electric operations:

During the second quarter of 2009, Integrys Energy Services recognized $14.0 million of net after-tax non-cash unrealized gains, $18.2 million of which related to the reversal of after-tax non-cash unrealized losses recorded in prior periods through physical settlement of certain transactions, partially offset by $4.2 million of additional net after-tax non-cash unrealized losses recognized during the quarter related to an approximate 6% decrease in electric commodity prices from March 31, 2009 to June 30, 2009. During the second quarter of 2008, Integrys Energy Services recognized $42.3 million of net after-tax non-cash unrealized gains, resulting from $61.9 million of net after-tax non-cash unrealized gains recognized during the quarter related to an approximate 23% increase in electric commodity prices from March 31, 2008 to June 30, 2008, partially offset by the reversal of $19.6 million of after-tax non-cash unrealized gains recorded in prior periods through physical settlement of certain transactions. Non-cash unrealized gains and losses are recognized as the result of the application of derivative accounting rules to Integrys Energy Services' portfolio of derivative electric customer supply contracts, requiring that these derivative instruments be adjusted to fair market value. The derivative instruments are utilized to economically hedge the price, volume, and ancillary risks associated with related electric customer sales contracts. The associated electric customer sales contracts are not adjusted to fair value, as they do not meet the definition of derivative instruments under GAAP, creating an accounting mismatch. As such, the non-cash unrealized gains and losses related to the electric customer supply contracts will vary each period, with non-cash unrealized gains being recognized in periods of increasing energy prices and non-cash unrealized losses being recognized in periods of declining energy prices, and will ultimately reverse when the related customer sales contracts settle.

- Combined, realized retail and wholesale electric margin increased $14.4 million after-tax:

Margins from realized retail electric operations increased $9.2 million after-tax, from $4.5 million after-tax in the second quarter of 2008, to $13.7 million after tax in the second quarter of 2009. Higher quarter-over-quarter retail electric margins were experienced in Illinois, New England, and New York as Integrys Energy Services focused on customer markets with higher margins in 2009. Margins were also higher in the Mid-Atlantic region, as Integrys Energy Services continued to realize volume growth in this newer market.

The realized wholesale electric margin increased $5.2 million after-tax, from $13.7 million after-tax during the quarter ended June 30, 2008, to $18.9 million after-tax during the quarter ended June 30, 2009. In general, realized margins are impacted by transaction activity in prior periods. Integrys Energy Services recognizes realized margin when the contracts actually settle, which typically occurs over a 12 to 24 month time period from the time the contract was actually entered into. Wholesale transactions were scaled back in conjunction with the global credit crisis in the latter half of 2008 and continue to be scaled back with the announced Integrys Energy Services strategy change. The scaled back transaction activity will negatively impact realized margin in subsequent periods.

Partially offsetting the above increases:

-   Realized natural gas margins decreased $21.0 million after-tax, from $24.8 million after-tax in the second quarter of 2008, to $3.8 million after-tax in the second quarter of 2009, primarily related to a reduction in wholesale transactions. As a result of the current volatility and uncertainty in the global financial markets and in order to improve its liquidity position, Integrys Energy Services has reduced the volume of wholesale natural gas transactions entered into.

-   After-tax restructuring expenses recorded at Integrys Energy Services of $11.9 million, which included anticipated employee related costs of $7.0 million, the write-off of $3.1 million of software that will not be utilized because of the restructuring, and $1.8 million of consulting and legal costs.

-   Operating and maintenance expense increased $10.6 million after-tax, primarily related to a $5.4 million after-tax fee paid to a counterparty in order to consolidate certain wholesale financial and physical transactions. This novation agreement is expected to enable Integrys Energy Services to reduce costs in the future through reductions in collateral postings. The remaining increase in operating and maintenance expense related primarily to higher bad debt expense resulting from an increase in customer bankruptcies quarter-over-quarter.

-   A small decrease in other income and an increase in interest expense also negatively impacted Integrys Energy Services' earnings by an after-tax combined $2.6 million quarter-over-quarter.

•   Net income attributed to common shareholders related to the holding company and other segment increased $0.3 million, from $4.2 million during the quarter ended June 30, 2008, to $4.5 million during the quarter ended June 30, 2009, due primarily to a $2.5 million ($1.5 million after-tax) increase in equity earnings from Integrys Energy Group's approximate 34% ownership interest in American Transmission Company. Pre-tax equity earnings from American Transmission Company were $18.4 million during the second quarter of 2009, compared with $15.9 million during the same quarter in 2008. Higher earnings related to American Transmission Company were partially offset by an increase in holding company legal expenses.

YEAR-TO-DATE RESULTS

Integrys Energy Group recognized a net loss attributed to common shareholders on a GAAP basis of $145.5 million ($1.90 net loss per share) for the six months ended June 30, 2009, compared with net income attributed to common shareholders on a GAAP basis of $159.9 million ($2.08 diluted earnings per share) for the six months ended June 30, 2008.

The net loss attributed to common shareholders for the six months ended June 30, 2009, of $145.5 million included $285.9 million of certain after-tax items, consisting of a $248.8 million after-tax non-cash goodwill impairment loss related to the natural gas utility segment, $25.2 million of after-tax non-cash losses related to derivative and inventory accounting activities at Integrys Energy Services, and $11.9 million of after-tax expenses related to restructuring activities at Integrys Energy Services. Net income attributed to common shareholders for the six months ended June 30, 2008 of $159.9 million included $30.6 million of after-tax non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services, and a $6.5 million after-tax non-cash goodwill impairment loss related to the regulated natural gas utility segment. Exclusive of these certain after-tax items recognized during the six months ended June 30, 2009, and 2008, Integrys Energy Group's earnings would have increased period-over-period to net income attributed to common shareholders of $140.4 million ($1.83 diluted earnings per share) for the six months ended June 30, 2009, from net income attributed to common shareholders of $135.8 million ($1.77 diluted earnings per share) for the six months ended June 30, 2008.

EARNINGS FORECAST

Given the previously announced strategic shift to focus on our core utility businesses, we have excluded any guidance related to Integrys Energy Services from the ranges below. The projected guidance range for 2009 diluted earnings per share – adjusted remains the same as previously announced – it is anticipated to be between $2.17 and $2.32. In 2011, the first full year Integrys Energy Group expects to be a predominantly Midwestern regional regulated utility company, the projected guidance range for diluted earnings per share – adjusted also remains the same as previously announced – it is anticipated to be between $2.80 and $3.20. This guidance assumes operational improvements and rate relief for certain utilities, the availability of generation units, successful execution of the divestiture of Integrys Energy Services, a return to more normal economic conditions, and normal weather conditions. Diluted earnings per share – adjusted guidance provides investors with additional insight into the company's operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Please see the "Diluted Earnings per Share Information – Non-GAAP Financial Information" included at the end of this news release and also included with the supplemental data package on the company's Web site for a reconciliation of diluted earnings per share to diluted earnings per share – adjusted.

Integrys Energy Group reiterates its expected long-term diluted earnings per share growth rate of 4% to 6%, on an average annualized basis, with 2009 as its base year, excluding non-cash derivative accounting and inventory valuation adjustment gains and losses.

Integrys Energy Group's management will discuss earnings guidance for 2009 and also for 2011, the first full year it expects to be a predominantly Midwestern regional regulated utility company, during its earnings conference call at 8 a.m. CDT on August 6.

SUPPLEMENTAL DATA PACKAGE

Concurrent with this news release, a supplemental data package has been posted on Integrys Energy Group's corporate Web site that includes this narrative press release, as well as financial statements, non-GAAP financial information, supplemental quarterly financial information by reportable segment, and a summary of earnings (loss) by reportable segment.

CONFERENCE CALL

An earnings conference call is scheduled for 8 a.m. CDT on Thursday, August 6, 2009. Integrys Energy Group will discuss 2009 second quarter financial results, as well as future prospects. To access the call, which is open to the public, call 888-788-9425 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through October 30, 2009, by dialing 866-434-5245 (toll free).

Investors may also listen to the conference live on Integrys Energy Group's corporate Web site at http://www.integrysgroup.com/investor/presentations.aspx. An archive of the Webcast will be available on the company's Web site at http://www.integrysgroup.com/investor/presentations.aspx.

In conjunction with this conference call, Integrys Energy Group will post on its Web site PowerPoint slides that will be referred to within the prepared remarks during the call. The slides will be available at 6 a.m. CDT on August 6.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. In this news release, Integrys Energy Group and its subsidiaries make statements concerning expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to assumptions and uncertainties; therefore, actual results may differ materially from those expressed or implied by such forward-looking statements. Although Integrys Energy Group and its subsidiaries believe that these forward-looking statements and the underlying assumptions are reasonable, they cannot provide assurance that such statements will prove correct.

Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, regulatory matters, fuel costs, sources of electric energy supply, coal and natural gas deliveries, remediation costs, environmental and other capital expenditures, liquidity and capital resources, trends, estimates, completion of construction projects, and other matters.

Forward-looking statements involve a number of risks and uncertainties. Some risk factors that could cause results to differ from any forward-looking statement include those described in

Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008, as may be amended or supplemented in our Quarterly Reports on Form 10-Q. Other factors include:

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries and future initiatives to address concerns about global climate change, changes in environmental, tax, and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject, as well as changes in the application of existing laws and regulations;
- Current and future litigation, regulatory investigations, proceedings, or inquiries, including but not limited to, manufactured gas plant site cleanup, reconciliation of revenues from the gas charge and related natural gas costs, and the proceeding regarding the Weston 4 air permit;
- The impacts of changing financial market conditions, credit ratings, and interest rates on the liquidity and financing efforts of Integrys Energy Group and its subsidiaries;
- The risks associated with executing Integrys Energy Group's plan to significantly reduce the scope and scale of, or divest in its entirety, the nonregulated energy services business;
- The risks associated with changing commodity prices (particularly natural gas and electricity) and the available sources of fuel and purchased power, including their impact on margins;
- Resolution of audits or other tax disputes with the Internal Revenue Service and various state, local, and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which Integrys Energy Group's subsidiaries operate;
- The retention of market-based rate authority;
- The risk associated with the value of goodwill or other intangibles and their possible impairment;
- Investment performance of employee benefit plan assets;
- Advances in technology;
- Effects of and changes in political and legal developments, as well as economic conditions and the related impact on customer demand;
- Potential business strategies, including mergers, acquisitions, and construction or disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;
- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;
- The effectiveness of risk management strategies and the use of financial and derivative instruments;
- The risks associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- Weather and other natural phenomena, in particular the effect of weather on natural gas and electricity sales;
- The utilization of tax credit and loss carryforwards;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and

- Other factors discussed in the 2008 Annual Report on Form 10-K and in other reports filed by Integrys Energy Group from time to time with the United States Securities and Exchange Commission.

Except to the extent required by the federal securities laws, Integrys Energy Group and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified holding company with regulated utility operations operating through six wholly owned subsidiaries, Wisconsin Public Service Corporation, The Peoples Gas Light and Coke Company, North Shore Gas Company, Upper Peninsula Power Company, Michigan Gas Utilities Corporation, and Minnesota Energy Resources Corporation; nonregulated operations serving the competitive energy markets in the United States and Canada through its wholly owned nonregulated subsidiary, Integrys Energy Services; and also a 34% equity ownership interest in American Transmission Company LLC (an electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois).

More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.

-- Unaudited Financial Statements to Follow --

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended June 30		Six Months Ended June 30	
(Millions, except per share data)	2009	2008	2009	2008
Nonregulated revenue	$815.0	$2,601.1	$2,601.3	$5,013.4
Utility revenue	612.6	816.1	2,027.1	2,393.0
Total revenues	1,427.6	3,417.2	4,628.4	7,406.4
Nonregulated cost of fuel, natural gas, and purchased power	708.9	2,544.8	2,478.0	4,829.3
Utility cost of fuel, natural gas, and purchased power	271.4	483.3	1,182.0	1,589.6
Operating and maintenance expense	276.0	251.8	567.3	538.4
Goodwill impairment loss	-	6.5	291.1	6.5
Restructuring expense	19.1	-	19.1	-
Depreciation and amortization expense	57.6	55.9	114.5	107.1
Taxes other than income taxes	21.7	21.8	48.6	47.7
Operating income (loss)	72.9	53.1	(72.2)	287.8
Miscellaneous income	20.8	22.7	42.0	40.8
Interest expense	(40.0)	(33.5)	(82.7)	(71.4)
Other expense	(19.2)	(10.8)	(40.7)	(30.6)
Income (loss) before taxes	53.7	42.3	(112.9)	257.2
Provision for income taxes	18.5	17.5	31.3	95.8
Net income (loss) from continuing operations	35.2	24.8	(144.2)	161.4
Discontinued operations, net of tax	0.3	0.1	0.3	0.1
Net income (loss)	35.5	24.9	(143.9)	161.5
Preferred stock dividends of subsidiary	0.8	0.8	1.6	1.6
Net income (loss) attributed to common shareholders	$34.7	$24.1	($145.5)	$159.9
Average shares of common stock				
Basic	76.8	76.6	76.7	76.6
Diluted	76.8	76.9	76.7	76.9
Earnings (loss) per common share (basic)				
Net income (loss) from continuing operations	$0.45	$0.31	($1.90)	$2.09
Discontinued operations, net of tax	-	-	-	-
Earnings (loss) per common share (basic)	$0.45	$0.31	($1.90)	$2.09
Earnings (loss) per common share (diluted)				
Net income (loss) from continuing operations	$0.45	$0.31	($1.90)	$2.08
Discontinued operations, net of tax	-	-	-	-
Earnings (loss) per common share (diluted)	$0.45	$0.31	($1.90)	$2.08
Dividends per common share declared	$0.68	$0.67	$1.36	$1.34

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)	June 30	December 31
(Millions)	2009	2008
Assets		
Cash and cash equivalents	$206.4	$254.1
Accounts receivable and accrued unbilled revenues, net of reserves of $74.6 and $62.5, respectively	1,285.8	2,155.3
Inventories	287.1	732.9
Assets from risk management activities	2,860.2	2,223.7
Regulatory assets	152.8	244.0
Deferred income taxes	148.6	-
Other current assets	241.0	280.8
Current assets	5,181.9	5,890.8
Property, plant, and equipment, net of accumulated depreciation of $2,796.6 and $2,710.0, respectively	4,844.4	4,773.3
Regulatory assets	1,465.9	1,444.8
Assets from risk management activities	1,225.8	758.7
Goodwill	642.8	933.9
Other	503.5	471.0
Total assets	$13,864.3	$14,272.5
Liabilities and Shareholders' Equity		
Short-term debt	$113.7	$1,209.0
Current portion of long-term debt	271.0	155.2
Accounts payable	964.8	1,534.3
Liabilities from risk management activities	2,952.9	2,190.3
Regulatory liabilities	89.7	58.8
Deferred income taxes	-	71.6
Temporary LIFO liquidation credit	34.1	-
Other current liabilities	408.7	494.8
Current liabilities	4,834.9	5,714.0
Long-term debt	2,323.1	2,288.0
Deferred income taxes	626.1	435.7
Deferred investment tax credits	36.2	36.9
Regulatory liabilities	275.5	275.5
Environmental remediation liabilities	657.4	640.6
Pension and other postretirement benefit obligations	656.6	636.5
Liabilities from risk management activities	1,223.7	762.7
Asset retirement obligations	183.8	179.1
Other	148.1	152.8
Long-term liabilities	6,130.5	5,407.8
Commitments and contingencies		
Preferred stock of subsidiary - $100 par value; 1,000,000 shares authorized; 511,882 shares issued; 510,516 shares outstanding	51.1	51.1
Common stock - $1 par value; 200,000,000 shares authorized; 76,426,505 shares issued; 76,013,872 shares outstanding	76.4	76.4
Additional paid-in capital	2,490.8	2,487.9
Retained earnings	373.1	624.6
Accumulated other comprehensive loss	(77.0)	(72.8)
Treasury stock and shares in deferred compensation trust	(15.5)	(16.5)
Total liabilities and shareholders' equity	$13,864.3	$14,272.5

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Six Months Ended June 30	
(Millions)	2009	2008
Operating Activities		
Net income (loss)	($143.9)	$161.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Discontinued operations, net of tax	(0.3)	(0.1)
Goodwill impairment loss	291.1	6.5
Depreciation and amortization expense	114.5	107.1
Recoveries and refunds of regulatory assets and liabilities	25.4	35.1
Net unrealized losses (gains) on nonregulated energy contracts	106.8	(45.9)
Nonregulated lower of cost or market inventory adjustments	42.7	-
Bad debt expense	41.0	35.2
Pension and other postretirement expense	34.0	24.5
Pension and other postretirement contributions	(6.8)	(10.5)
Deferred income taxes and investment tax credit	(36.7)	6.4
Loss on sale of property, plant, and equipment	-	2.1
Equity income, net of dividends	(8.1)	(5.8)
Other	(9.4)	(19.3)
Changes in working capital		
Accounts receivable and accrued unbilled revenues	820.1	(78.9)
Inventories	443.4	(294.3)
Other current assets	67.7	16.3
Accounts payable	(532.6)	475.7
Temporary LIFO liquidation credit	34.1	98.8
Other current liabilities	(34.5)	(79.0)
Net cash provided by operating activities	1,248.5	435.4
Investing Activities		
Capital expenditures	(187.6)	(198.5)
Proceeds from the sale or disposal of property, plant, and equipment	17.6	-
Purchase of equity investments and other acquisitions	(15.5)	(17.5)
Cash paid for transmission interconnection	-	(17.4)
Proceeds received from transmission interconnection	-	99.7
Other	(3.0)	1.8
Net cash used for investing activities	(188.5)	(131.9)
Financing Activities		
Short-term debt, net	(924.1)	(207.7)
Redemption of notes payable	(157.9)	-
Proceeds from sale of borrowed natural gas	134.4	237.6
Purchase of natural gas to repay natural gas loans	(204.0)	(168.7)
Issuance of long-term debt	155.0	-
Repayment of long-term debt	(2.0)	(54.6)
Payment of dividends		
Preferred stock of subsidiary	(1.6)	(1.6)
Common stock	(103.5)	(101.9)
Other	(4.0)	(1.8)
Net cash used for financing activities	(1,107.7)	(298.7)
Change in cash and cash equivalents	(47.7)	4.8
Cash and cash equivalents at beginning of period	254.1	41.2
Cash and cash equivalents at end of period	$206.4	$46.0

Integrys Energy Group, Inc.

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Non-GAAP Financial Information

Integrys Energy Group prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, we disclose and discuss diluted earnings per share (EPS) – adjusted, which is a non-GAAP measure. Management uses the measure in its internal performance reporting and for reports to the Board of Directors. We disclose this measure in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS – adjusted is a useful measure for providing investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Therefore, this measure allows investors to better compare our financial results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Quarter and Year-to-Date for Periods Ended June 30, 2009 and 2008

	Three Months Ended June 30		Six Months Ended June 30	
	2009	2008	2009	2008
Diluted EPS	$0.45	$0.31	$(1.90)	$2.08
Average Shares of Common Stock – Diluted	76.8	76.9	76.7	76.9

Information on Special Items:

Diluted earnings per share are adjusted for special items and their financial impact on diluted earnings per share for the three and six months ended June 30, 2009 and 2008. Due to Integrys Energy Group's change in strategy related to Integrys Energy Services, the results of the business operations of Integrys Energy Services are shown as a special adjusting item.

Diluted EPS	$0.45	$0.31	$(1.90)	$2.08
Special Items (net of taxes):				
Goodwill impairment – natural gas segment	--	0.08	3.24	0.08
Integrys Energy Services' total segment results	(0.15)	(0.12)	0.23	(0.79)
Diluted EPS – Adjusted	$0.30	$0.27	$1.57	$1.37

Integrys Energy Group, Inc.

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Due to Integrys Energy Group's change in strategy related to Integrys Energy Services, the actual 2008 results for the business operations of Integrys Energy Services, including the impacts of discontinued operations, are shown as an adjustment to diluted EPS. There are a number of scenarios that we are considering for the divestiture and/or scaling back of Integrys Energy Services that can produce a wide range of impacts on our financial results. As a result, we have excluded any guidance related to Integrys Energy Services from the tables below.

Actual 2008 with 2009 and 2011 Forecasts	Actual 2008	Potential 2009		Potential 2011	
		Low Scenario	High Scenario	Low Scenario	High Scenario
Diluted EPS	$1.64				
Integrys Energy Services' total segment results	0.80				
Diluted EPS (excluding Integrys Energy Services)	$2.44	$(1.07)	$(0.92)	$2.80	$3.20
Average Shares of Common Stock – Diluted	77.0	76.7	76.7	77.4	77.4

Information on Special Items:
Diluted earnings per share are adjusted for special items and their financial impact on the actual 2008 diluted earnings per share and diluted earnings per share guidance for 2009.

Diluted EPS (excluding Integrys Energy Services)	$2.44	$(1.07)	$(0.92)	$2.80	$3.20
Special Items (net of taxes):					
Goodwill impairment – natural gas segment	0.08	3.24	3.24	-	-
Diluted EPS – Adjusted	$2.52	$2.17	$2.32	$2.80	$3.20

* Key Assumptions for 2009 and 2011:
  - Operational improvements and rate relief for certain utilities
  - Availability of generation units
  - Successful execution of the divestiture of Integrys Energy Services
  - Return to more normal economic conditions
  - Normal weather conditions